September 27, 2024

Enrique Klix
Chief Executive Officers
Integral Acquisition Corp 1
11330 Avenue of the Americas
23rd Floor
New York, NY 10019

       Re: Integral Acquisition Corp 1
           Preliminary Proxy Statement on Schedule 14A
           Filed September 20, 2024
           File No. 001-41006
Dear Enrique Klix:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A
Risk Factors
Even if the Third Extension Amendment Proposal is approved by our stockholders..., page 17

1. We note your disclosure in this risk factor regarding the potential for delisting given that you are seeking to extend your termination date to a date that is over 36 months from your initial public offering. Because Section IM-5101- 2 of the Nasdaq listing rules requires that a special purpose acquisition company complete a business combination within 36 months of the effectiveness of the initial public offering registration statement, and in light of SEC Release No. 34-100538, please clearly disclose that your shares will be delisted if you are not able to complete a business combination by November 2, 2024, and disclose the risks associated with being delisted, including that you may no longer be attractive as a merger partner.
 September 27, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:   Jonathan Deblinger, Esq.